david j. levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4923 Main 212.407.4000 Fax 212.937.3943 dlevine@loeb.com

Via Edgar

June 27, 2025

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Pearlyne Paulemon
David Link Peter McPhun Jennifer Monick

Re:	D. Boral ARC Acquisition I Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed June 11, 2025 File No. 333-286810

Dear Ms. Paulemon:

On behalf of our client, D. Boral ARC Acquisition I Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 26, 2025 (the “Staff’s Letter”) regarding the Company’s registration statement on Form S-1 that was filed by the Company on June 11, 2025 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No.1 to Registration Statement on Form S-1

Cover page

1.	In the paragraph starting with “As more fully discussed in “Management — Conflicts of Interest ...”, please revise to briefly address the reimbursement of any out-of-pocket expenses related to identifying, investigating and completing an initial business combination.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement to address the Staff’s comment.

Sponsor Information , page 13

2.	We note your response to prior comment 5. We note that your CEO is also the CEO of D. Boral Capital, the sole book-running manager and representative of the underwriters, beneficially owns interests that contain solely of the representative shares and David Boral is a deemed to be a promoter of the company as disclosed on page 156. Please revise the compensation tables on pages 13 and 112 to disclose the compensation of representative shares in connection with this offering or advise us in more detail why the representative shares should not be disclosed in the compensation tables. See Item 1602(b)(6) of Regulation S-K.

Response: The Company has revised the disclosure on pages 13 and 112 of the Amended Registration Statement to address the Staff’s comment.

Exhibits

3.	We note your auditor’s consent at exhibit 23.1. Please have your auditor revise their consent to remove the reference to “post-effective” when referring to this amendment. Further, please have your auditor revise their consent to include the correct name of the registrant.

Response: The Company advises the Staff that the auditor has revised exhibit 23.1 to the Amended Registration Statement to address the Staff’s comment.

Thank you very much for your time and attention to this matter and please call me at 212-407-4923 if you have any questions or would like additional information with respect to any of the foregoing.

Sincerely,

/s/ David J. Levine
David J. Levine
Partner